UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline Ltd. (the “Company”) on November 25, 2020, reporting the Company’s results for the third quarter and nine months ended September 30, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: November 30, 2020	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

INTERIM FINANCIAL INFORMATION

FRONTLINE LTD.

THIRD QUARTER 2020

25 November 2020

FRONTLINE LTD. REPORTS RESULTS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2020

Frontline Ltd. (the “Company” or “Frontline”), today reported unaudited results for the three and nine months ended September 30, 2020:

Highlights

•	Net income of $57.1 million, or $0.29 per diluted share for the third quarter of 2020
•	Adjusted net income of $56.4 million, or $0.29 per diluted share for the third quarter of 2020
•	Reported total operating revenues of $247.4 million for the third quarter of 2020
•	Reported spot TCEs for VLCCs, Suezmax tankers and LR2 tankers in the third quarter of 2020 were $49,200, $25,100 and $12,800 per day, respectively
•
For the fourth quarter of 2020, we estimate spot TCE on a load-to discharge basis of $22,600 contracted for 74% of vessel days for VLCCs, $12,600 contracted for 61% of vessel days for Suezmax tankers and $13,800 contracted for 65% of vessel days for LR2 tankers. We expect the spot TCEs for the full fourth quarter of 2020 to be lower than the TCEs currently contracted, due to the impact of ballast days at the end of the fourth quarter as well as current freight rates

•
Entered into three senior secured term loan facilities in November 2020 in an amount of up to $250.7 million, $100.8 million and $133.7 million, respectively, to refinance two existing term loan facilities maturing in the second quarter of 2021 and to partially finance the LR2 tankers under construction

•	Divested our 71.38% ownership interest in ship management company SeaTeam Management Pte Ltd.

Lars H. Barstad, Interim Chief Executive Officer of Frontline Management AS commented:

“Frontline's strong results in the third quarter of 2020 came amid an extremely volatile quarter for the industry. Oil demand slowly began to recover in the third quarter of 2020, and the record levels of global oil inventories have been gradually declining. While demand remains significantly lower than prior to the pandemic, it is forecast to rebound in 2021. Demand growth coupled with the potential for OPEC+ production cuts to be reversed would quickly boost tanker demand. There continues to be uncertainty about the impact of newly-mandated lockdowns, particularly in the western hemisphere, as well as the timing of the potential reversal of OPEC+ production cuts. In the longer term, the tanker fleet fundamentals remain favorable with the lowest orderbook in 20 years across all asset classes. Frontline is very confident in the long-term prospects due to its modern fuel-efficient fleet, cost efficient organization and robust financial position, and we expect to deliver increasingly strong performance as the global recovery continues.”

Inger M. Klemp, Chief Financial Officer of Frontline Management AS, added:

"Following the recently concluded refinancing of two term loan facilities with total balloon payments of $324.4 million due in April 2021 and in June 2021, Frontline has no material maturities until 2023. The Company’s newbuilding program is also fully funded with a new term loan facility in an amount of up to $133.7 million.  Importantly, our recent financings were done at attractive terms, maintaining our competitive cost structure and reinforcing Frontline’s strong standing within the lending community.”

Average daily time charter equivalents ("TCEs")1
($ per day)	Spot TCE					Spot TCE estimates	% covered	Estimated average daily BE rates
	Q3 2020	Q2 2020	Q1 2020	Q4 2019	2019	Q4 2020		Q4 2020
VLCC	49,200	75,800	74,800	58,000	35,900	22,600	74%	21,900
SMAX	25,100	51,100	57,800	38,200	25,800	12,600	61%	20,400
LR2	12,800	36,900	31,200	29,800	22,000	13,800	65%	15,700

The estimated average daily cash breakeven rates are the daily TCE rates the vessels must earn in order to cover operating expenses including dry docks, repayments of loans, interest on loans, bareboat hire, time charter hire and net general and administrative expenses for the remainder of the year.

Spot estimates are provided on a load-to-discharge basis, whereby the company recognizes revenues over time ratably from commencement of cargo loading until completion of discharge of cargo. The rates reported are for all days up until the last contracted discharge of cargo for each vessel in the quarter. The actual rates to be earned in the fourth quarter of 2020 will depend on the number of additional days that we can contract, and more importantly the number of additional days that each vessel is laden. Therefore, a high number of ballast days at the end of the quarter will limit the amount of additional revenues to be booked on a load-to-discharge basis. Ballast days are days when a vessel is sailing without cargo and therefore unable to recognize revenues. Furthermore, when a vessel remains uncontracted at the end of the quarter, the Company will recognize certain costs during the uncontracted days up until the period end, whereas if a vessel is contracted, then certain costs can be deferred and recognized over the load-to-discharge period.

The reporting of revenues on a load-to-discharge basis results in revenues being recognized over fewer days, but at a higher rate for those days. Over the life of a voyage there is no difference in the total revenues and costs to be recognized.

When expressing TCE per day for the third quarter of 2020, the Company uses the total available days for the quarter and not just the number of days the vessel is laden.

Third Quarter 2020 Results

The Company reports net income attributable to the Company of $57.1 million for the quarter ended September 30, 2020 compared with net income of $199.7 million in the previous quarter. The adjusted net income attributable to the Company2 was $56.4 million for the third quarter of 2020. The adjustments consist of $1.3 million amortization of acquired time charters, a $0.6 million gain on derivatives, a $0.1 million unrealized gain on marketable securities and a $1.4 million share of losses of associated companies. The decrease was driven primarily by a decrease in our time charter equivalent earnings from $296.3 million in the previous quarter to $170.2 million due to lower TCE rates achieved across our fleet, a $13.9 million increase in ship operating expenses as a result of dry docking costs and additional crew costs due to COVID-19, along with a reduction of $12.4 million as a result of the sale of one VLCC in the previous quarter.

1 This press release describes Time Charter Equivalent earnings and related per day amounts, which are not measures prepared in accordance with US GAAP (“non-GAAP”). See Appendix 1 for a full description of the measures and reconciliation to the nearest GAAP measure.
2 This press release describes adjusted net income and related per share amounts, which are not measures prepared in accordance with US GAAP (“non-GAAP”). See Appendix 1 for a reconciliation to the nearest GAAP measure.

The Fleet

As of September 30, 2020, the Company’s fleet consisted of 68 vessels, with an aggregate capacity of approximately 12.5 million DWT:

(i)	60 vessels owned by the Company (15 VLCCs, 27 Suezmax tankers, 18 LR2/Aframax tankers);
(ii)	two VLCCs that are under finance leases;
(iii)	two vessels chartered in from an unrelated third party; and
(iv)	four vessels that are under the Company’s commercial management (two Suezmax tankers and two Aframax tankers)

As of September 30, 2020, the Company had entered into fixed rate time charter-out contracts for five Suezmax tankers to a subsidiary of Trafigura Group Pte Ltd ("Trafigura") on three year time charters commencing in August 2019, at a daily base rate of $28,400 with a 50% profit share above the base rate. As of September 30, 2020 the charters have remaining contractual periods of approximately two years.

In the second quarter of 2020, the Company entered into fixed time charter-out contracts for two VLCCs for average duration of 9.5 months at an average daily gross rate of $82,400 and one LR2 tanker for 12 months at a daily gross rate of $40,000. The Company also entered into fixed time charter-out contracts for periods just below six months for three VLCCs at an average daily gross rate of $91,700 and one Suezmax tanker at a daily gross rate of $52,900. These short-term charters are included in the actual and forecast spot TCE rates.

Newbuilding Program

As of September 30, 2020, the Company’s newbuilding program consisted of four LR2 tankers; two are expected to be delivered in March 2021 and April 2021, respectively, and two are expected to be delivered in August 2021.

As of September 30, 2020, total instalments of $46.8 million had been paid in connection with the Company’s newbuilding program, and remaining commitments amounted to $142.3 million, all of which is expected to be paid in 2021.

In November 2020, the Company entered into a senior secured term loan facility in an amount of up to $133.7 million with CEXIM and Sinosure to partially finance the remaining cost of $142.3 million for the four LR2 tankers under construction.

Corporate Update

In October 2020, the Company completed the sale of its 71.38% ownership interest in SeaTeam Management Pte Ltd, its in-house ship management company (“SeaTeam”) to OSM Maritime Group (“OSM”). Golden Ocean Group Limited, a related party, and the other owners of SeaTeam also sold their interests in SeaTeam to OSM. In connection with this transaction, the total consideration allocated to the Company amounted to $10.7 million, $5.4 million of which was received on October 20, 2020 upon the completion of the sale. The outstanding amount will be paid in two equal payments of $2.7 million on April 1, 2021 and on December 1, 2021. A gain from the sale of approximately $7.0 million will be recorded in the fourth quarter of 2020.

Despite the Company’s strong results, the Board of Directors has decided to use its discretion and not pay a cash dividend for the third quarter of 2020 due to the uncertain and evolving nature of near-term expectations. The Board of Directors remains committed to returning value to its shareholders through dividends, and the amount and timing of any future dividend payments will be based on both the Company’s results and its market expectations.

The Company had 197,692,321 ordinary shares outstanding as of September 30, 2020. The weighted average number of shares outstanding for the purpose of calculating basic earnings per share for the third quarter of 2020 was 197,692,321.

Financing Update

In July 2020, the Company entered into a senior secured term loan facility with a number of banks in an amount of up to $328.6 million to refinance an existing loan facility maturing in December 2020. The new facility matures in February 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years counting as from delivery date from yard. The facility was fully drawn down in July 2020.

In November 2020, the Company entered into a senior secured term loan facility with a number of banks in an amount of up to $250.7 million, to refinance an existing loan facility maturing in April 2021. The new facility matures in May 2025, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years counting as from delivery date from yard. The facility was fully drawn down in November 2020 and $236.8 million of the refinanced facility has been recorded as long-term debt as at September 30, 2020.

In November 2020, the Company entered into a senior secured term loan facility with ING and Credit Suisse in an amount of up to $100.8 million, to refinance an existing loan facility maturing in June 2021. The new facility matures in November 2025, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 17 years counting as from delivery date from yard. The facility was fully drawn down in November 2020 and $78.6 million of the refinanced facility has been recorded as long-term debt as at September 30, 2020.

In November 2020, the Company entered into a senior secured term loan facility with CEXIM and Sinosure in an amount of up to $133.7 million to partially finance the remaining cost of $142.3 million for four LR2 tankers under construction. The facility will have a tenor of 12 years, carries an interest rate of LIBOR plus a margin in line with the Company's other loan facilities and will have an amortization profile of 17 years counting as from delivery from the yard.

COVID-19 Update

Frontline has maintained specific guidelines for its ship managers in addition to a robust emergency management plan adopted in early January in response to the COVID-19 pandemic in order to ensure the health and safety of our employees while maintaining business operations as efficiently as possible. All crewing managers continue to follow the guidance issued by the World Health Organization and the International Chamber of Shipping to ensure that the proper protocols are in place on board our vessels. Our technical department has set up a task force and is hosting regular meetings with all crewing managers across all business segments to discuss and handle any issues, in particular challenges facing our crew and safe operations, as they arise. To date, concerns have primarily related to crew transfers and preventing COVID-19 infections onboard, which would affect our ability to operate effectively.

After global lockdowns prevented crew transfers in the second quarter of 2020, our focus has been to support crewing managers to safely relieve overdue crew. A reduction in the availability of commercial flights and local restrictions in many ports, along with our internal quarantine requirements, have increased costs related to crew change in the third quarter of 2020. Approximately 720 seafarers will be repatriated in the fourth quarter of 2020 at an estimated cost of $1.5 million.

ESG Update

Efficient, Safe and Transparent operations have been Frontline core values for years. At Frontline, an ESG Strategy means to structure our communication on how our core values are embedded in our day-to-day operations, through the lens of capturing ESG relevant markers. As a significant force in the shipping industry, directly and indirectly through our business model, we have great influence on the standards we expect to be met.

Frontline's Environmental, Social and Governance ("ESG") report, which can be found on the Company’s website, has been prepared to provide investors and stakeholders easy, transparent access to our ESG reporting. Our ESG report has been prepared in accordance with the Marine Transportation framework established by the Sustainability Accounting Standards Board ("SASB"). The SASB standard allows us to identify, manage and report on material ESG topics with industry specific performance metrics.

Additionally, we have incorporated the principles of the UN Global Compact into our ESG framework.

Tanker Market Update

Global crude oil supply has decreased by 9 million barrels per day in the third quarter of 2020 compared with the third quarter of 2019 according to the EIA. Oil supply continues to be constrained under the OPEC+ agreement, but Libya has introduced a significant amount of export volumes after the JMC ceasefire agreement in October this year. The EIA forecasts that global consumption of petroleum and liquid fuels will average 92.9 mdb for all of 2020, down by 8.6 mbd from 2019, before increasing by 5.9 mbd in 2021. This will not make up for the demand lost this year, but it speaks to a continued belief in the recovery of demand.

At the end of the third quarter of 2020, the year-over-year growth of the overall tanker fleet was 3.7%, which is detrimental for the near-term tanker market. Floating storage, both of crude and refined products, kept vessel utilization relatively high into the third quarter of 2020, but as global oil demand began to recover, oil stored on tankers was gradually released, returning vessels to the market and further increasing effective fleet supply.

In the meantime, the global tanker fleet continues to age. In 2020 5.5% of the VLCC fleet and 7.0% of the Suezmax and Aframax fleets are either above or passing their 20-year anniversary. Despite conditions that would typically lead to vessel recycling, very few vessels have been reported sold for recycling. This may be due to wide reaching interruptions in docking activity, special survey exemptions and the deferral of the costs associated with both. Additionally, recycling plants have also been impacted by the pandemic, bringing activity to a near halt.  As logistical factors abate, recycling may pick up as normal maintenance activities resume. The tanker industry is facing yet another major shift as it moves to reduce emissions with new vessel propulsion systems. This has kept new ordering moderate despite recent decreases in newbuilding prices.

Frontline has also been impacted by health and safety restrictions and lockdowns, which is reflected in the widespread suspension of crew changes throughout the second quarter of 2020. We are very pleased that, together with our technical managers, we have been able to restore close to normal crew change cycles in the third quarter of 2020. We are also well underway in clearing delays of scheduled dry-docking, and Frontline is using the opportunity created by current market conditions to perform maintenance on its fleet.

The tanker market would normally follow seasonal patterns and improve throughout the fourth quarter of the year as the northern hemisphere prepares for winter demand. This year may be the exception, although there are promising signs of demand recovery in specific regions, most notably in Asia. The increase in regional lockdowns in Europe and the United States are not encouraging, but fuel consumption patterns related to transportation of both people and goods surprised on the upside during the lockdowns earlier this year, partially offsetting demand shortfall related to air transportation.

We expect the recovery in global oil demand to continue going forward, with the risk of periodic setbacks, allowing global production to increase. The tanker market is entering an exciting period, firstly as a result of the tremendous levels of monetary stimulus being applied globally, and secondly due to the eventual approval and distributions of COVID-19 vaccine candidates over the next six months.

Conference Call and Webcast

On November 25, 2020 at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers:

Norway	+47 210 33922
Norway Toll Free	800 10393
UK	+44 (0) 203 009 5709
UK Toll Free	0 800 694 1461
USA	+1 646 787 1226
USA Toll Free	866 280 1157
Conference ID	8429809

Presentation materials and a webcast of the conference call may be accessed on the Company’s website, www.frontline.bm, under the ‘Webcast’ link.

A replay of the conference call will be available for seven days following the live call. The following numbers may be used to access the telephonic replay:

UK LocalCall	0 844 571 8951
UK FreeCall	0 808 238 0667
Std International	+44 (0) 333 300 9785
Norway	21 03 42 35
USA	+1 (917) 677-7532
USA Toll Free	+1 (866) 331-1332
Conference ID	8429809

Participant information required: Full name & company

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the supply and demand for vessels comparable to ours, changes in world wide oil production and consumption and storage, changes in the Company's operating expenses, including bunker prices, dry docking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements, availability of skilled workers and the related labor costs, compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery, general economic conditions and conditions in the oil industry, effects of new products and new technology in our industry, the failure of counter parties to fully perform their contracts with us, our dependence on key personnel, adequacy of insurance coverage, our ability to obtain indemnities from customers, changes in laws, treaties or regulations, the volatility of the price of our ordinary shares; our incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission or Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are no guarantee of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
November 24, 2020

John Fredriksen - Chairman, President and Director
Ola Lorentzon - Director
Tor Svelland - Director
James O'Shaughnessy - Director

Questions should be directed to:

Lars H. Barstad: Interim Chief Executive Officer, Frontline Management AS
+47 23 11 40 37

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

INTERIM FINANCIAL INFORMATION

THIRD QUARTER 2020

Index

CONDENSED CONSOLIDATED INCOME STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

CONDENSED CONSOLIDATED BALANCE SHEETS

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
2019 Jul-Sep	2020 Jul-Sep	CONDENSED CONSOLIDATED INCOME STATEMENT (in thousands of $)	2020 Jan-Sep	2019 Jan-Sep	2019 Jan-Dec
187,640	247,410	Total operating revenues	1,046,314	619,323	957,322

3,841	(1,313)	Other operating gain (loss)	22,906	4,810	3,422

93,480	69,595	Voyage expenses and commission	278,858	281,656	395,482
(1,255)	3,827	Contingent rental (income) expense	12,097	(3,810)	(2,607)
44,233	52,775	Ship operating expenses	132,606	114,658	157,007
2,063	2,556	Charterhire expenses	7,010	6,307	8,471
11,016	10,456	Administrative expenses	31,060	31,896	45,019
29,829	35,931	Depreciation	102,656	85,548	117,850
179,366	175,140	Total operating expenses	564,287	516,255	721,222
12,115	70,957	Net operating income	504,933	107,878	239,522
342	58	Interest income	655	1,016	1,506
(23,082)	(16,104)	Interest expense	(56,963)	(69,767)	(94,461)
677	137	Unrealized gain (loss) on marketable securities	(4,406)	979	1,737
1,968	(1,380)	Share of results of associated companies	(2,808)	2,810	1,681
623	2,827	Foreign currency exchange gain (loss)	1,699	450	(26)
(2,615)	628	Gain (loss) on derivatives	(21,117)	(12,297)	(10,069)
22	(11)	Other non-operating items	128	114	403
(9,950)	57,112	Net income (loss) before income taxes and non-controlling interest	422,121	31,183	140,293
(18)	14	Income tax benefit (expense)	61	(35)	(307)
(9,968)	57,126	Net income (loss)	422,182	31,148	139,986
6	(58)	Net (income) loss attributable to non-controlling interest	(121)	3	(14)
(9,962)	57,068	Net income (loss) attributable to the Company	422,061	31,151	139,972
(0.06)	0.29	Basic earnings (loss) per share attributable to the Company ($)	2.17	0.18	0.81
(0.06)	0.29	Diluted earnings (loss) per share attributable to the Company ($)	2.13	0.18	0.78

2019 Jul-Sep	2020 Jul-Sep	CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (in thousands of $)	2020 Jan-Sep	2019 Jan-Sep	2019 Jan-Dec

(9,968)	57,126	Net income (loss)	422,182	31,148	139,986
(6)	(9)	Foreign exchange gain (loss)	(45)	64	106
(6)	(9)	Other comprehensive income (loss)	(45)	64	106
(9,974)	57,117	Comprehensive income (loss)	422,137	31,212	140,092

(6)	58	Comprehensive income (loss) attributable to non-controlling interest	121	(3)	14
(9,968)	57,059	Comprehensive income (loss) attributable to the Company	422,016	31,215	140,078
(9,974)	57,117	Comprehensive income (loss)	422,137	31,212	140,092

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	Sep 30 2020	Dec 31 2019
ASSETS
Current assets
Cash and cash equivalents	194,110	174,223
Restricted cash	16,519	3,153
Marketable securities	1,746	3,642
Marketable securities pledged to creditors	4,815	7,323
Other current assets	187,233	260,147
Total current assets	404,423	448,488

Non-current assets
Newbuildings	48,082	46,068
Vessels and equipment, net	3,325,114	2,579,905
Vessels under finance lease, net	55,695	418,390
Right of use assets under operating leases	14,418	12,058
Investment in finance lease	—	10,822
Investment in associated company	2,896	4,927
Goodwill	112,452	112,452
Loan notes receivable	1,388	—
Prepaid consideration	—	55,287
Other long-term assets	19,281	9,421
Total non-current assets	3,579,326	3,249,330
Total assets	3,983,749	3,697,818

LIABILITIES AND EQUITY
Current liabilities
Short term debt and current portion of long term debt	220,890	438,962
Current portion of obligations under finance lease	7,668	283,463
Current portion of obligations under operating lease	7,777	4,916
Other current liabilities	127,052	120,782
Total current liabilities	363,387	848,123

Non-current liabilities
Long term debt	1,936,097	1,254,417
Obligations under finance lease	50,474	76,447
Obligations under operating lease	7,062	7,561
Other long-term liabilities	5,080	1,062
Total non-current liabilities	1,998,713	1,339,487

Commitments and contingencies
Equity
Frontline Ltd. equity	1,621,296	1,509,976
Non-controlling interest	353	232
Total equity	1,621,649	1,510,208
Total liabilities and equity	3,983,749	3,697,818

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2019 Jul-Sep	2020 Jul-Sep	CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands of $)	2020 Jan-Sep	2019 Jan-Sep	2019 Jan-Dec
		OPERATING ACTIVITIES
(9,968)	57,126	Net income	422,182	31,148	139,986
		Adjustments to reconcile net income to net cash provided by operating activities:
31,001	37,281	Depreciation and amortization of deferred charges	106,882	87,942	122,496
(1,255)	3,827	Contingent rental (income) expense	12,097	(3,811)	(2,607)
(677)	(137)	Unrealized (gain) loss on marketable securities	4,405	(979)	(1,737)
—	—	Gain on sale of vessel	(12,354)		—
—	—	Dividend received from associated companies	87	—	—
(1,968)	1,380	Share of results of associated company	2,807	(2,810)	(1,681)
10,331	—	Finance lease payments received	438	12,541	15,149
—	(1,272)	Amortization of acquired time charters	(2,751)	—	—
2,974	(2,205)	Loss on derivatives	19,329	13,848	11,757
—	—	Gain on lease termination	(7,410)	—	—
(161)	(3,862)	Other, net	(5,071)	493	756
(2,032)	39,950	Change in operating assets and liabilities	36,955	32,919	(3,932)
28,245	132,088	Net cash provided by operating activities	577,596	171,291	280,187

		INVESTING ACTIVITIES
(18,637)	(29,044)	Additions to newbuildings, vessels and equipment	(181,890)	(166,216)	(195,972)
—	—	Investment in associated company	(750)	—	—
—	(1,818)	Net proceeds from sale of vessels	24,738	—	—
—	—	Cash inflow on repayment of loan from associated company	—	3,000	3,000
—	—	Cash outflow on issuance of loan to associated company	(1,500)	—
—	—	Trafigura asset acquisition	(533,748)	—	2,401
(18,637)	(30,862)	Net cash used in investing activities	(693,150)	(163,216)	(190,571)

		FINANCING ACTIVITIES
1,242	2,621	Proceeds from debt	652,894	146,007	146,007
(30,196)	(29,878)	Repayment of debt	(179,610)	(154,642)	(185,262)
(2,108)	(1,364)	Repayment of finance leases	(9,348)	(5,463)	(15,228)
41,699	—	Net proceeds from issuance of shares	5,825	51,015	98,415
—	—	Purchase of shares from non-controlling interest	—	(269)	(269)
—	—	Lease termination compensation receipt	3,186	—	—
(3,419)	(5,677)	Debt fees paid	(11,751)	(3,754)	(4,119)
—	(97,358)	Dividends paid	(312,389)	—	(19,688)
7,218	(131,656)	Net cash (used in) provided by financing activities	148,807	32,894	19,856

16,826	(30,430)	Net change in cash and cash equivalents and restricted cash	33,253	40,969	109,472
92,047	241,059	Cash and cash equivalents and restricted cash at start of period	177,376	67,904	67,904
108,873	210,629	Cash and cash equivalents and restricted cash at end of period	210,629	108,873	177,376

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2020 Jan-Sep	2019 Jan-Sep	2019 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	196,894,321	169,821,192	169,821,192
Shares issued	798,000	22,794,840	27,073,129
Balance at end of period	197,692,321	192,616,032	196,894,321

SHARE CAPITAL
Balance at beginning of period	196,894	169,821	169,821
Shares issued	798	22,795	27,073
Balance at end of period	197,692	192,616	196,894

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	397,210	198,497	198,497
Stock compensation expense	(216)	438	438
Adjustment on repurchase of non-controlling interest	—	(70)	(70)
Shares issued	5,027	161,506	198,345
Balance at end of period	402,021	360,371	397,210

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning of period	1,070,688	1,090,376	1,090,376
Cash dividends	(66,594)	—	(19,688)
Balance at end of period	1,004,094	1,090,376	1,070,688

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance at beginning of period	330	224	224
Other comprehensive income (loss)	(45)	64	106
Balance at end of period	285	288	330

RETAINED EARNINGS (DEFICIT)
Balance at beginning of period	(155,146)	(295,118)	(295,118)
Net income attributable to the Company	422,061	31,151	139,972
Cash dividends	(249,711)	—	—
Balance at end of period	17,204	(263,967)	(155,146)

EQUITY ATTRIBUTABLE TO THE COMPANY	1,621,296	1,379,684	1,509,976

NON-CONTROLLING INTEREST
Balance at beginning of period	232	417	417
Net income attributable to non-controlling interest	121	(3)	14
Adjustment on repurchase of non-controlling interest	—	(199)	(199)
Balance at end of period	353	215	232
TOTAL EQUITY	1,621,649	1,379,899	1,510,208

FRONTLINE LTD.
SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers and product tankers. The Company’s ordinary shares are listed on the New York Stock Exchange and the Oslo Stock Exchange.

2. ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements, and should be read in conjunction with the Company’s annual financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, which was filed with the Securities and Exchange Commission on March 20, 2020.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2019, with the exception of certain changes noted below.

ASU 2016-13 (ASC 326 (Financial Instruments - Credit losses)
The Company has adopted this update effective January 1, 2020 using the modified retrospective transition approach. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. In April 2019, the FASB issued ASU No. 2019-04, Codification improvements to Financial instruments-Credit Losses, (Topic 326), which includes amendments related to the estimate of equity method losses. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, which clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. Based on the Company's evaluation, these standard updates have not materially impacted its condensed consolidated financial statements on adoption or as of September 30, 2020.

ASU 2017-04 (ASC 350 Intangibles - Goodwill)
The Company has adopted this update effective January 1, 2020, which simplifies the test for goodwill impairment. The accounting update eliminates Step 2 from the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of the assets acquired and liabilities assumed in a business combination. Instead, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, however the loss recognized should not exceed the total amount of goodwill allocated to the reporting unit. The Company will apply the one step approach in our quantitative impairment assessments henceforth which may result in the recognition of impairment losses sooner as compared to the two-step impairment test. There has been no impact of this accounting standard on the Company’s condensed consolidated financial statements on adoption or as of September 30, 2020.

ASU 2018-13 (ASC 820 Fair Value Measurement)
The Company has adopted this update effective January 1, 2020, which removes, modifies and adds specific disclosure requirements in relation to fair value measurement with the aim of improving the effectiveness of disclosures to the financial statements. The standard update did not materially impact the Condensed Consolidated Financial Statements on adoption or as of September 30, 2020.

ASU 2018-18 (ASC 808 Collaborative Arrangements)
The Company has adopted this update effective January 1, 2020, which provides clarity on when transactions between entities in a collaborative arrangement should be accounted for under the new revenue standard, ASC 606. In determining whether transactions in collaborative arrangements should be accounted under the revenue standard, the update specifies that entities shall apply unit of account guidance to identify distinct goods or services and whether such goods and services are separately identifiable from other promises in the contract. The accounting update also precludes entities from presenting transactions with a collaborative partner which are not in scope of the new revenue standard together with revenue from contracts with customers. The standard update did not materially impact the Condensed Consolidated Financial Statements on adoption or as of September 30, 2020.

3. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:
(in thousands of $)	2020 Jan-Sep	2019 Jan-Sep	2019 Jan-Dec
Net income attributable to the Company	422,061	31,151	139,972

(in thousands)
Weighted average number of ordinary shares	194,947	171,056	173,576
Dilutive effect of contingently returnable shares	2,727	2,240	5,598
Dilutive effect of share options	150	—	141
Denominator for diluted earnings per share	197,824	173,296	179,315

The shares issued as part of the acquisition of ten Suezmax tankers (see note 4 for further details) were treated as contingently returnable shares for the purpose of calculating earnings per share as they were held in escrow until such date after November 30, 2019 that Trafigura wished to dispose of such shares, in which case they could be removed from escrow and sold, with the proceeds being placed in a cash escrow account until closing of the Acquisition. Shares not disposed of prior to closing of the Acquisition remained in the escrow account until the closing of the Acquisition which took place on March 16, 2020. In the nine months ended September 30, 2020, 2,727,361 shares were treated as contingently returnable and have been excluded from the denominator in the calculation of basic earnings per share and included in the denominator in the calculation of diluted earnings per share until the closing date. Following the closing of the Acquisition on March 16, 2020, all shares have been released from the escrow account and are included in the weighted average number of ordinary shares from the date of release from that account as they are no longer contingently returnable.

4. TRAFIGURA TRANSACTION

In August 2019, the Company entered into the SPA with Trafigura Maritime Logistics ("TML") to acquire 10 Suezmax tankers built in 2019 through the acquisition of a special purpose vehicle, which held the vessels (the "Acquisition") on closing of the acquisition. The Acquisition has been accounted for as an asset acquisition rather than business combination as substantially all of the fair value of the gross assets acquired on closing of the Acquisition is concentrated in the value of the vessels, being a group of similar identifiable assets.

The Acquisition consideration consists of (i) 16,035,856 ordinary shares of Frontline at an agreed price per the SPA of $8.00 per share issuable upon signing; and (ii) a cash amount of $538.2 million, payable upon the closing of the Acquisition, which took place on March 16, 2020. Frontline agreed to time charter-in all the 10 vessels from Trafigura until the closing of the Acquisition at a daily rate of approximately $23,000. In addition, Frontline has agreed to charter-out five of the vessels to Trafigura for a period of three years at a daily base rate of $28,400 plus a 50% profit share.

Upon commencement of the charters for the five vessels that the Company did not charter back to Trafigura, the Company concluded that the charter-in constituted a finance lease, due to the obligation to purchase the underlying asset, and recognized a right-of-use asset and finance lease obligation until closing of the Acquisition. The lease obligation for these vessels on signing of the agreement includes the scheduled charter payments and the cash amount to be paid on closing of $269.2 million, discounted using the rate implicit in the lease. On issuance of the shares on August 23, 2019, the Company initially recorded a prepaid expense of $63.5 million, based on the grant date fair value of the shares of $7.92 per share, which was subsequently adjusted to the right-of-use asset on commencement of the leases. The Company recognized a right-of-use asset of $336.0 million and a finance lease obligation of $272.0 million in respect of these vessels as of December 31, 2019. Depreciation of $6.3 million and finance lease interest expense of $6.1 million has been recognized up until March 16, 2020 in relation to these vessels. The weighted average discount rate for these finance leases is 4.36%. On closing of the Acquisition, the lease and purchase obligations were settled, and the right-of-use assets were transferred to vessels and equipment.

For the five vessels chartered back to Trafigura, the Company determined that the charter-in of the vessels did not commence until closing of the Acquisition, as control of the right-of-use asset did not transfer to Frontline until then as a result of the lease back to Trafigura. The Company allocated 8,017,928 of the shares issued to the purchase consideration for these vessels, which was recognized as prepaid acquisition cost. The grant date fair value of these shares was $63.5 million, based on a share price of $7.92. In addition, the Company committed to pay a cash amount of $269.0 million on closing of the Acquisition. The net difference between the cash amounts paid and received on the charter-in and charter-out of these vessels has been treated as a reduction of the transaction price for all of the vessels. Accordingly, $17.0 million of profit on the charter-in and charter-out, including profit share due under the charter-out with Trafigura, has not been recognized in net income and has been treated as a reduction of the acquisition cost of all of the vessels. Of this amount, $13.9 million ($5.7 million in 2020) has been offset against prepaid consideration and $3.1 million ($1.4 million in 2020) has been recorded under the finance lease obligations. On closing of the Acquisition, the purchase obligations were settled and the vessels were recognized on the balance sheet. In addition, the Company assessed that part of the consideration should be allocated to the time charters attached to the vessels as a result of the movement in the market value of these charters since signing of the SPA and up until the date of closing.

On closing of the Acquisition, the total fair value of the consideration comprised primarily of (i) the 16,035,856 shares issued  on signing of the SPA and measured at the grant date fair value of $127.0 million, (ii) the cash amount payable upon closing of $538.2 million and (iii) a reduction in purchase consideration of $13.9 million related to the net difference between the cash amounts paid and received on the charter-in and charter out of the vessels to Trafigura, along with associated profit share. The Company has allocated the fair value of the consideration proportionately to the vessels and the time charters that have been treated as acquired on the date of closing. As such $11.9 million of the combined fair value of the consideration was recognized within other current and long-term liabilities in relation to the time charters on closing of the acquisition, and the vessels have been recorded at a combined fair value of $663.7 million.

5. OTHER OPERATING GAINS AND LOSSES

In February 2020, the Company agreed with SFL Corporation Ltd. ("SFL") to terminate the long-term charter for the 2002-built VLCC Front Hakata upon the sale and delivery of the vessel by SFL to an unrelated third party. Frontline received a compensation payment of $3.2 million from SFL for the termination of the current charter. The Company recognized a gain on termination, including the compensation payment, of $7.4 million in the first quarter of 2020. The charter with SFL terminated in February 2020.

In April 2020, the Company sold one VLCC that was previously recorded as an investment in finance lease for gross proceeds of $25.5 million. The vessel was delivered to its buyers in June and the Company recorded a gain on sale of $12.4 million in the second quarter of 2020.

6. NEWBUILDINGS

In May 2020, the Company took delivery of the Suezmax, Front Cruiser, from HSHI.

In June 2020, the Company took delivery of the VLCC, Front Dynamic, from HSHI.

As of September 30, 2020, the Company’s newbuilding program consisted of four LR2 tankers; two are expected to be delivered in March 2021 and April 2021, respectively, and two are expected to be delivered in August 2021.

As of September 30, 2020, total instalments of $46.8 million had been paid in connection with the Company’s current newbuilding program, and remaining commitments amounted to $142.3 million all of which we expect to be paid in 2021.

7. DEBT

In March 2020, the Company signed a sale-and-leaseback agreement in an amount of $544.0 million with ICBCL to finance the cash amount payable upon closing of the Acquisition, which took place on March 16, 2020. The lease financing has a tenor of seven years, carries an interest rate of LIBOR plus a margin of 230 basis points, has an amortization profile of 17.8 years and includes purchase options for Frontline throughout the term with a purchase obligation at the end of the term.

The Company is precluded from accounting for the sale of the vessel due to the purchase obligation at the end of the term, which prevents the lessor from obtaining control of the vessels and as such the lease has been accounted for as a secured borrowing, with the vessels recorded under "Vessels and equipment, net".

In April 2020, the Company repaid $60.0 million of its $275.0 million senior unsecured facility agreement with an affiliate of Hemen. Up to $215.0 million remains available under the facility following this repayment.

In May 2020, the Company signed a restated and amended senior secured term loan facility with Nordea in an amount of up to $50.0 million to refinance an existing loan facility maturing in March 2021. The new facility matures in March 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 20 years. The facility was fully drawn down in July 2020.

In May 2020, the Company drew down $42.9 million under its senior secured term loan facility with Credit Suisse entered into in November 2019 to partially finance the delivery of the Suezmax tanker Front Cruiser from HSHI. The facility matures five years after the vessel's delivery date, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years.

In June 2020, the Company drew down $62.5 million under its senior secured term loan facility with Crédit Agricole entered into in May 2020 to partially finance the delivery of the VLCC Front Dynamic from HSHI. The facility matures five years after the vessel's delivery date, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years.

In July 2020, the Company entered into a senior secured term loan facility with a number of banks in an amount of up to $328.6 million to refinance an existing loan facility maturing in December 2020. The new facility matures in February 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years counting as from delivery date from yard. The facility was fully drawn down in July 2020.

8. MARKETABLE SECURITIES

In June 2020, the Company sold 1.3 million shares in Golden Ocean Group Limited (GOGL) for proceeds of $5.3 million. At the same time, the Company entered into a forward contract to repurchase 1.3 million shares in GOGL in September 2020 for $5.3 million. As partial settlement of the contract in September 2020, the Company entered into a new forward contract to repurchase the shares in December 2020 for $4.4 million and as such made net cash settlement of $0.9 million after adjustment for foreign exchange differences. This has been treated as a settlement of debt.

9. INVESTMENT IN ASSOCIATED COMPANIES

In October 2019, the Company announced that FMSI and Clean Marine AS had entered into a term sheet pursuant to which the entities would effect a business combination to create a leading provider of exhaust gas cleaning systems ("EGCS"). In order to facilitate the merger a new holding company, FMS Holdco, was established into which the former shareholders of FMSI contributed their shareholdings in FMSI in exchange for shares in FMS Holdco. As a result of this transaction, the Company owned 28.9% of the issued share capital of FMS Holdco. FMSI was subsequently sold to Clean Marine AS by FMS Holdco in exchange for 50% of the issued share capital of Clean Marine AS. The merger completed on January 23, 2020. Furthermore, the Company acquired an additional stake in FMS Holdco from another shareholder for $0.8 million. Following these transactions, Frontline holds an effective 17.34% interest in Clean Marine AS through its 34.7% equity interest in FMS Holdco, which is accounted for under the equity method.

A share of losses of FMS Holdco of $3.5 million was recognized in the nine months ended September 30, 2020.

In January 2020, the joint venture agreement with GOGL and companies in the Trafigura Group to establish a leading global supplier of marine fuels was completed. As a result, Frontline took a 15% interest in the joint venture company, TFG Marine, and made a $1.5 million shareholder loan to TFG Marine. In the nine months ended September 30, 2020, $0.1 million of the shareholder loan was converted to equity. There was no change in ownership interest as a result of this transaction as each shareholder converted a portion of shareholder debt to equity in reference to their respective ownership interest. Frontline concluded that it is able to exercise significant influence over TFG Marine as a result of its equity shareholding and board representation and therefore its investment is accounted for under the equity method.

A share of results of TFG Marine of $0.7 million was recognized in the nine months ended September 30, 2020.

10. SHARE CAPITAL

The Company had an issued share capital at September 30, 2020 of $197,692,321 divided into 197,692,321 ordinary shares (December 31, 2019: $196,894,321 divided into 196,894,321 ordinary shares) of $1.00 par value each.

In January 2020, the Company issued 798,000 ordinary shares under its share option scheme, the Frontline Scheme, to Robert Hvide Macleod at a strike price of $7.30 per share.

11. RELATED PARTY TRANSACTIONS

As of September 30, 2020, the Company leased two of its vessels from SFL, a company under the significant influence of the Company’s largest shareholder. The Company pays SFL profit share based on the earnings of these vessels. Profit share arising in the nine months ended September 30, 2020 was $15.2 million, which was $12.1 million more than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the Company's merger with Frontline 2012.

In February 2020, the Company agreed with SFL to terminate the long-term charter for the 2002-built VLCC Front Hakata upon the sale and delivery of the vessel by SFL to an unrelated third party. Frontline received a compensation payment of approximately $3.2 million from SFL for the termination of the current charter. The Company recognized a gain on termination, including the compensation payment, of $7.4 million in the first quarter of 2020. The charter with SFL terminated in February 2020. In conjunction with the termination of the lease, the Company settled the outstanding balances due under the notes payable in relation to the termination of the leases for Front Circassia, Front Page, Front Serenade, Front Stratus and Front Ariake of approximately $20.0 million.

In the nine months ended September 30, 2020, the Company chartered seven of its vessels to an affiliate of Hemen. The Company recognized revenue of $36.6 million in relation to these charters in the nine months ended September 30, 2020.

In the nine months ended September 30, 2020, the Company paid or accrued amounts totalling $8.4 million due to Clean Marine AS in relation to the installation of EGCS on its owned vessels.

In the nine months ended September 30, 2020, the Company completed the acquisition of 15% of the share capital of TFG Marine, which is accounted for under the equity method. As a result of this transaction the Company advanced a shareholder loan of $1.5 million to TFG Marine. The Company subsequently converted $0.1 million of the shareholder loan to equity. The Company also entered into a bunker supply arrangement with TFG Marine, under which it has paid $47.0 million to TFG Marine in the nine months ended September 30, 2020 and $5.4 million remains due as at September 30, 2020. The Company has also agreed to provide a $50.0 million guarantee to TFG Marine in connection with the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. As at September 30, 2020, there are no amounts payable under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable Frontline shall pay a pro-rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as at September 30, 2020.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees.

12. COMMITMENTS AND CONTINGENCIES

As of September 30, 2020, the Company’s newbuilding program consisted of four LR2 tankers; two are expected to be delivered in March 2021 and April 2021, respectively, and two are expected to be delivered in August 2021.

As of September 30, 2020, total instalments of $46.8 million had been paid in connection with the Company’s current newbuilding program, and remaining commitments amounted to $142.3 million all of which we expect to be paid in 2021.

As of September 30, 2020, the Company had entered into forward bunker purchase arrangements for the delivery of 5,000 MT of bunker fuel per month for delivery between October 2020 to December 2021. The contracts oblige the Company to purchase and take delivery of the physical fuel at prices between $325 per MT and $365 per MT. In addition, the Company has entered into a further arrangement for the delivery of 5,000 MT of bunker fuel per month for delivery between January 2021 to December 2021. The contract obliges the Company to purchase and take delivery of the physical fuel at $232 per MT.

As of September 30, 2020, the Company has no further remaining commitments for the installation of EGCS.

As of September 30, 2020, the Company has remaining commitments for the installation of Ballast Water Treatment Systems on six vessels, with a remaining commitment of $0.8 million excluding installation costs, due in 2020.

As of September 30, 2020, the Company has agreed to provide a $50.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. As at September 30, 2020 there are no amounts payable under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable Frontline shall pay a pro rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as at September 30, 2020.

13. SUBSEQUENT EVENTS

In October, 2020, the Company completed the sale of its 71.38% ownership interest in SeaTeam Management Pte. Ltd. (“SeaTeam”) to OSM. Total consideration allocated to the Company amounted to $10.7 million, out of which $5.4 million has been received on October 20, 2020 upon completion of sale. The remaining outstanding amount is paid in equal parts of $2.7 million on April 1, 2021 and on December 1, 2021. A gain from the sale of approximately $7.0 million will be recorded in the fourth quarter of 2020.

In November 2020, the Company entered into a senior a secured term loan facility with a number of banks in an amount of up to $250.7 million, to refinance an existing loan facility maturing in April 2021. The new facility matures in May 2025, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years counting as from delivery date from yard. The facility was fully drawn down in November 2020 and $236.8 million of the refinanced facility has been recorded as long-term debt as at September 30, 2020.

In November 2020, the Company entered into a senior a secured term loan facility with ING and Credit Suisse in an amount of up to $100.8 million, to refinance an existing loan facility maturing in June 2021. The new facility matures in November 2025, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 17 years counting as from delivery date from yard. The facility was fully drawn down in November 2020 and $78.6 million of the refinanced facility has been recorded as long-term debt as at September 30, 2020.

In November 2020, the Company entered into a senior secured term loan facility with CEXIM and Sinosure in an amount of up to $133.7 million to partially finance the remaining cost of $142.3 million for four LR2 tankers under construction. The facility will have a tenor of 12 years, carries an interest rate of LIBOR plus a margin in line with the Company's other loan facilities and will have an amortization profile of 17 years counting from delivery date from the yard.

APPENDIX I - Non-GAAP measures

Reconciliation of adjusted net income (loss) attributable to the Company

This press release describes adjusted net income attributable to the Company and related per share amounts, which are not measures prepared in accordance with US GAAP (“non-GAAP”). We believe the non-GAAP financial measures provide investors with a means of analyzing and understanding the Company's ongoing operating performance. The non-GAAP financial measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with GAAP.
(in thousands of $)	YTD 2020	Q3 2020	Q2 2020	Q1 2020	YTD 2019
Adjusted net income attributable to the Company
Net income attributable to the Company	422,061	57,068	199,661	165,331	31,151
Add back:
Unrealised loss on marketable securities	5,397		—	5,397	1,381
Share of losses of associated companies	4,041	1,380	2,661	—	—
Loss on derivatives	21,746	—	5,900	15,846	12,297

Less:
Gain on derivatives	(628)	(628)	—	—	—
Unrealised gain on marketable securities	(992)	(137)	(855)	—	(2,360)
Share of results of associated company	(1,234)	—	—	(1,234)	(2,810)
Amortization of acquired time charters	(2,530)	(1,272)	(1,258)	—	—
Gain on settlement of claim	(1,800)	—	—	(1,800)	—
Gain on termination of lease	(4,234)	—	—	(4,234)	—
Adjusted net income attributable to the Company	441,827	56,411	206,109	179,306	39,659
(in thousands)
Weighted average number of ordinary shares	194,947	197,692	197,692	189,428	171,056
Denominator for diluted earnings per share	197,824	197,796	197,810	197,764	173,296

(in $)
Basic earnings per share	2.17	0.29	1.01	0.87	0.18
Adjusted basic earnings per share	2.27	0.29	1.04	0.95	0.23
Diluted earnings per share	2.13	0.29	1.01	0.84	0.18
Adjusted diluted earnings per share	2.23	0.29	1.04	0.91	0.23

Reconciliation of Total operating revenues to Time Charter Equivalent and Time Charter Equivalent per day

Consistent with general practice in the shipping industry, we use TCE as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE as operating revenues less voyage expenses and commission, administrative, finance lease interest income and other non-vessel related income. Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

(in thousands of $)	YTD 2020	Q3 2020	Q2 2020	Q1 2020	YTD 2019
Total operating revenues	1,046,314	247,410	387,083	411,821	619,323

less
Finance lease interest income	—	—	—	—	(681)
Voyage expenses and commission	(278,858)	(69,595)	(85,963)	(123,300)	(281,656)
Other non-vessel items	(21,605)	(7,608)	(4,860)	(9,137)	(23,885)
Total TCE	745,851	170,207	296,260	279,384	313,101

Time charter equivalent per day

Time charter equivalent per day ("TCE rate" or "TCE per day") represents the weighted average daily TCE income of vessels of different sizes in our fleet

TCE per day is a measure of the average daily income performance. Our method of calculating TCE per day is determined by dividing TCE by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

	YTD 2020	Q3 2020	Q2 2020	Q1 2020	YTD 2019
Time charter TCE (in thousands of $)
VLCC	25,762	14,480	11,282	—	—
Suezmax	37,658	13,722	19,336	4,600	4,397
LR2	9,494	3,622	4,120	1,752	4,315
Total Timecharter TCE	72,914	31,824	34,738	6,352	8,712

Spot TCE (in thousands of $)
VLCC	307,720	71,459	112,466	123,795	132,104
Suezmax	244,404	48,142	93,679	102,583	84,548
LR2	120,813	18,782	55,377	46,654	87,737
Total Spot TCE	672,937	138,383	261,522	273,032	304,389

Total TCE	745,851	170,207	296,260	279,384	313,101

Spot days (available days less offhire days)
VLCC	4,589	1,451	1,483	1,655	4,707
Suezmax	5,528	1,918	1,834	1,776	4,164
LR2	4,457	1,463	1,499	1,495	4,537

Spot TCE per day (in $ per day)
VLCC	67,100	49,200	75,800	74,800	28,100
Suezmax	44,200	25,100	51,100	57,800	20,300
LR2	27,100	12,800	36,900	31,200	19,300

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and per day amounts may not precisely reflect the absolute figures.